Exhibit 99.1

VIVOPOWER SECURES EXTENSION FOR US$34M LOAN FINANCING FACILITY AGREEMENT

Agreement consolidates major shareholder loan into single US$34m tranche

Extends tenure of non-dilutive financing at VivoPower level

Loan amended to be all non-current status, improving VivoPower’s balance sheet profile

Agreement confirms continued major shareholder support for VivoPower and confidence in the Tembo transaction

LONDON, July 9, 2024 (GLOBE NEWSWIRE) – Nasdaq-listed B Corp VivoPower International PLC (Nasdaq: VVPR, “VivoPower”) announced today that its independent directors have secured an amendment and extension to its US$34m shareholder loan financing agreement following the conclusion of negotiations with the independent directors of its major shareholder, AWN Holdings Limited (“AWN”).

As part of the amended terms, VivoPower has consolidated all of its shareholder loans at VivoPower International PLC level, as well as amending all of the outstanding loans to non-current status. This improves the balance sheet profile of VivoPower.

AWN will also receive an option to acquire 1,150,000 Tembo shares (the “Options”) from VivoPower post business combination with Cactus Acquisition Corp 1 Limited (“CCTS”) at an exercise price of $1.35 per share. This replaces a previous agreement to issue warrants on VivoPower shares. The exercise price reflects the valuation at which the private investment office backed by a member of the ruling Al Maktoum family of Dubai agreed to invest an advance as announced in June 2023, and takes into account AWN’s continued financial support since 2017. It is anticipated that the underlying shares to the Option will represent less than 1.3% of the estimated total number of shares in newly listed Tembo post-deSPAC and these underlying shares will be subject to lock up for at least 6 months.

VivoPower International PLC
www.vivopower.com

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for off-road and on-road customised and ruggedised fleet applications as well as ancillary financing, charging, battery and microgrids solutions. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel covering Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com

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